Exhibit C

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                  HEXAGON CONFERENCE CALL

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          LOCATION: London, UK

          DATE:  October 8, 2007

          TIME:  3:10 P.M. (UK/BST)

                       9:10 A.M. (USA/NEW YORK TIME)

          OPENING REMARKS BY

          OLA ROLLEN, CEO & President

          Hexagon, and Question and Answer Period

          ALSO PARTICIPATING VIA CONFERENCE PHONE:

          JONATHAN LADD, CEO & PRESIDENT, NovAtel Inc.

                THE OPERATOR:  Good afternoon, ladies and gentlemen, and welcome to the Hexagon conference call.

                At this time all the participants are in the listening mode.  The question and answer session will follow.

                I would now like to turn the call over to your host, CE0 Ola Rollen.

                MR. ROLLEN:  Thank you and welcome everyone to this morning’s/afternoon’s session with follow up Q&A session.

                But, first, if you go to slide number 2, we are — slide number 3, we are under the review of the Securities Act.  So I just need to warn you these are forward looking statements, and they might differ from the actual outcome later on.

                Please read this at your leisure.We now turn to slide number 4 where you have the Key Transaction Highlights in this proposed transaction between Hexagon and NovAtel shareholders.

                We have agreed to acquire NovAtel, which is the leading provider of high precision GNSS technology components and sub-systems.

                Why we are doing this is simply because the transaction enhances Hexagon’s position in this very attractive and rapidly growing market.

                Our offer is for a price of 50 U.S. dollars per share in cash, or an aggregate purchase price of roughly 390 million net enterprise value of NovAtel’s cash balance in June that NovAtel had.

                The transaction for us is a very attractive proposition.  We think that Hexagon shareholders will be delighted by this setup, and we expect this to contribute to Hexagon’s earnings as of consolidation date.

                The transaction is approved by NovAtel’s Board of Directors, and it has the full support of NovAtel’s senior management.  And with us today for the Q&A session, we have Jonathan Ladd, President and CEO of NovAtel.

                We expect the transaction to close during the fourth quarter of 2007, and it is subject to customary conditions.

                We now turn to slide number 5, “The Combination Rationale.”

                Well, this would transform NovAtel and Hexagon into a global leader in the rapidly growing market for high precision GNSS technology solutions.  Combining NovAtel’s technology with Hexagon’s access to new, fast growing applications, as well as software solutions, is expected to produce meaningful strategic and financial benefits for our shareholders.

                NovAtel is not new to Hexagon.  It’s been an integral part of our GPS offering since 2002 when our subsidiary, Leica Geosystems, structured a strategic alliance with NovAtel.  So the combination really allows both parties to focus on delivering new high technology solutions for both the current core markets, as well as new emerging markets for GNSS technology.

                If we turn to slide 6.  This is sort of an overview of the market that NovAtel’s peers and Leica Geosystems and other players are servicing.

                You can see on the left-hand side the trade off between reliability and accuracy, where if you are in the top right-hand corner you are working with precision GNSS applications as opposed to what you might find in your in-car navigation systems, which is at the bottom left side of this picture.

                And you have several dark blue applications which are quite interesting for the combination of NovAtel and Hexagon.

                The high precision segment of the GNSS market is estimated to be 10 billion U.S. dollars, where the major segment of this market is as attractive — could be cars, containers and so forth.

                SAYBAK (phonetically) is a fairly substantial part as well where Hexagon is active, be it a subsidiary like today.

                Military applications is another very interesting segment, as well as the rapidly growing market for machine control where Hexagon is active with its division Hexagon Machine Control.  This market is expected to grow at roughly 25 percent per annum between 2005 and 2010, and it’s driven primarily by the technological enhancements we can see, the new multiconstellations that are being launched, as well as new applications and overall cost reduction.

                We turn to slide number 7.  This is why we really call it GNSS as opposed to GPS, and this is sort of the new level of complexity that is being introduced to the market.

                GPS, as we call it in our everyday conversations, is really referring to the U.S. system consisting of some 30 satellites.  It was commercially launched in the 1990s and rapidly being developed for the greater idea of applications that you might use in your day-to-day life.

                After last year GLONASS was commercially available for the surveying and manufacturing community.  It’s the Russian system consisting of some 19 satellites.  And on top of that we have Galileo, the European system, Compass the Chinese system, and INRSS, the Indian system, that have launched plans where they will launch satellites between now and April 2012 to have a complete global access.

                And these multi-constellations will drive precision and speed, opening up previously closed markets for GNS applications.

                And now you can see the difference between GNSS systems and GPS, where GNSS refers to all these five systems, while GPS only refers to the newer system, and the secret that really lies in the ability to combine the different constellations.

                If we go to slide number 8, it’s a brief overview of NovAtel, the company that we discuss today.

                NovAtel is the world leader in this segment of high-precision satellite positioning component technologies as well as sub-systems.

                The key products include anything from receivers and enclosures to antennas and firmware, and used in a range of applications, including our core businesses, surveying and mapping, machine control, but also other applications in an emerging market.

                NovAtel has a strong position with proprietary and patented technologies.  It was founded in 1978, and it is publicly traded on NASDAQ.  Its birth year was 1997, so it’s in its 10th anniversary. It’s based in Calgary, Canada with some 300 employees currently.

                We turn to slide number 9. You have a picture of the different systems that NovAtel is supplying the market today.  On the left-hand side we have the GNSS as receivers that process the signals from the satellite in order to determine the position of an object.

                It’s also proprietary software that enables the high levels of accuracy, which is one of the secrets of NovAtel’s technology.  If you combine that with the very sophisticated antennas that NovAtel is manufacturing in order to measure the signals with extreme accuracy.  Then you also have something called SPAN, which is an augmented product such as INS systems and so forth which are not directly related to a GNSS signal when determining position, but it will allow continued availability of precise positioning, for example, in motion.

                If we turn to slide 10.

                These are the historic applications and markets that NovAtel has served. 12 percent of the revenue into segment 6 was derived from aerospace and defence applications.

                NovAtel has a very strong position with civil air traffic control and flight management systems, as well as defence weapons, training simulations systems.  17 percent of the revenue is with so-called geomatic systems, surveying, mapping, and GIS.  71 percent is classified as special applications, and this is where we would find, for example, the Leica Geosystems revenue, since Leica has both components as opposed to systems which are in the geomatic systems business.  Here we find a great variety of different special applications such as precision agricultural products, unmanned vehicles, port automation.

                We have a picture of an unmanned vehicle on the top right-hand corner, which is a — it’s called predator — I think it’s called a predator.  It is developed by the U.S. Defense.

                Port automation, container handling, commercial marine applications, as well as emerging markets such as machine control, asset trackers, and we have several applications that we will bring to NovAtel, and we would like to join NovAtel with the company.

                If we then turn to slide 11, it’s a historic picture of the very strong growth that NovAtel has enjoyed since its inception.

                The compound aggregate growth rate in face turnover has in average been 24 percent per anum, and there has been significant growth to net income as well.

                If we turn to slide 12.  I just want to highlight the transaction and the overview, give you a sort of quick glimpse into the transactions suggested.

                The terms of the offer is that we are to acquire all outstanding shares in NovAtel for 50 US dollars cash.  The aggregate purchase price is approximately 390 million, net of the cash position in NovAtel.

                We also negotiated a private placement concurrent with the offer where we would acquire 19.9 percent of the current issued and outstanding primary shares, i.e., excluding stock options, in a private placement.

                Financing.  It will be financed by the revolving credit facility, and we will, of course, pay in cash.

                Transaction mechanisms.  The acquisition will be conducted by means of a tender offer, and we expect that tender offer to be launched within a week from today.

                The offer is subject to customary regulatory approval, minimum tender and other conditions.  And we have full Board support from NovAtel’s Board of Directors.  And we expect closing for the transaction during the fourth quarter of 2007.

                We now turn to slide 13 and value the offer.

                The offer price is 50 dollars per share, which is the premium to the 30-day volume weighted average price on that stock, or roughly 31 percent.

                The fully diluted number of shares in the company is 8.9 million, which makes the market cap. at offer price 447 million U.S. dollars.  And if we deduct the cash position in June of 2007 of 56 U.S. million dollars, we arrive at an enterprise value price offer at 391 million U.S. dollars.

                If we now turn to slide 14, we try to elaborate a bit on the financial impact to the Hexagon Group assuming consolidation on January 1st.

                It’s expected to enhance top line growth for the Hexagon group as well as the EBIT margins.  It is also expected to drive Hexagon towards new, rapidly growing segments of the GNSS industry.

                We also expect this acquisition to contribute earnings as of the consolidation date, and I think that the strategic merits of the transaction is so that it’s expected to deliver a meaningful financial benefit for Hexagon over time.

                It also meets our internal acquisition targets for acquisitions of this nature.  So we think it’s a creative acquisition for Hexagon shareholders and for the group as such.

                Finally, if we turn to slide number 15, we have arrived at the Q&A session, and with me today I have Jonathan Ladd, CEO and President of NovAtel, so he will also be able to answer any questions you will have.

                So, Operator, we are ready for the Q&A session.

                Thank you.

                THE OPERATOR:  We will now begin the question and answer session.  If you have a question, please press *1 on your touch tone phone.

                (PAUSE)

                THE OPERATOR:  There are no questions at this time.

                MR. ROLLEN:  Okay.  That’s unusual, but very well, thank you everyone for listening in.

                THE OPERATOR:  Now on the line with a question.

                (Name unintelligible.)

                THE QUESTIONER:  Hello, Ola.  Just a short question.

                The technology NovAtel brings, is that the one that enables you to combine all those satellite systems?

                MR. ROLLEN:  Correct.

                THE QUESTIONER:  It’s a critical one?

                MR. ROLLEN:  Yes.

                THE QUESTIONER:  Okay.  Thank you.

                THE OPERATOR:  Daniel Schmit from the SEB (phonetically) on the line with a question.

                THE QUESTIONER:  Daniel from SUD.

                Hello, Ola.  Can you hear me?

                MR. ROLLEN:  Yes.

                THE QUESTIONER:  Just a question on page 6 where you described the high precision GNSS markets, and you are saying that it’s growing by 25 percent annually.

                Could you give us any feel for how much of your sales with NST that are exposed to this very market as of this acquisition?

                MR. ROLLEN:  Roughly 18 percent of sales are exposed to this market.

                THE QUESTIONER:  And that’s before this very acquisition?

                MR. ROLLEN:  Well, this acquisition will not immediately have an impact, but it’s before.

                If NovAtel has the same turnover of roughly let’s say 90 million Canadian dollars, that would translate into 80 million U.S. dollars, and we take let’s say approximately 25 percent of that already today, you would add net 60 million  U.S. dollars to the current numbers which would improve our sales into this segment by roughly 4 percent.

                THE QUESTIONER:  Thank you.

                And you are currently mostly with machine control.

                MR. ROLLEN:  No, we are currently mostly in surveying and mapping, but we are building positions in machine controls.

                We have gone from a distance number 3 to number 1 in Europe during 2007, and now we are looking at a global strategy for machine control.

                THE QUESTIONER:  What about the sort of main part of this business called asset tracking?  Is that something you want to get into, or what’s your plans?

                MR. ROLLEN:  Absolutely.  And maybe you, John, can comment on, for example, your container project, which I guess would fall in asset tracking.

                MR. LADD:  Certainly.

                Good morning and good afternoon everyone.

                NovAtel has been highly successful in an area known as asset tracking called precision asset tracking.  And what Ola is specifically talking about is the precision pick and place of containers in ports.  Our technology has allowed us to win some great business, especially in China, but also in certain ports in Europe, USA, and Australia for the semi automation of the pick and place containers and container tracking in ports.  And this is just one of many niche areas within precision asset tracking for transportation systems.

                We also have — I can’t get into all the details, but we also have technology coming in — access to technology which would absolutely allow us to leverage into the wider area of asset tracking, but I can’t get into all the details around that due to nondisclosure situations, and certain of our R&D programs.

                But as we work together with Hexagon to put forward the new vision of our technology and, you know, solutions future, this is an area that we could certainly be putting more focus than say NovAtel has done in the past.

                NovAtel’s focus in the past has been primarily the very high precision part of asset tracking.  So it’s a very exciting area.

                MR. ROLLEN:  Thank you.

                We are also receiving a lot of questions via the internet.  So I suggest that we take any questions that we have from the auditory and mobile phone, and then we can read and answer questions from the internet.

                Anymore questions from the phone?

                There are no further questions from the telephone at this time.  We will answer questions from the internet.

                And we have a question from you Bjorn Enarson at Carnegie, and his question is, “Can you please describe the recent market development for NovAtel?” and I guess he is referring to the first half of 2007.

                So maybe you can comment on that, John, and I have some answers as well.

                MR. LADD:  Specifically, the question is are our markets a price or performance in the first half?

                MR. ROLLEN:  I interpret it as there was some significant growth volume in the first half compared to the first half of 2006.

                MR. LADD:  That’s correct.  And actually there were a couple of factors.

                A main factor was that Leica, who was over 23 percent of our business last year, had an inventory leveling issue in the first half, and I would say that that certainly dampened our performance in the first half.

                And then we also — you know, we are a Canadian company, and we put our results in Canadian dollars for an exchange.  NAVTEQ has also gone against us.  The continued weakening of the U.S. dollars, and that also acted to dampen our performance.

                MR. ROLLEN:  Good —

                MR. LADD:  Oh, and the third factor is actually that NovAtel actually has been chosen, we have been working with the Galileo program, and I think everyone on the phone from Europe probably understands very well that there have been some missteps and some delays in the Galileo program.

                We have recently announced that we have been awarded full contract on a very important Galileo grant segment development, but due to certain delays we were unable to count certain milestones in the first half that we had hoped to count.  And if Leica had actually came in at last year’s level, if NAVTEQ hadn’t been a factor, and we had been able to count the Galileo milestones for which we already done the work, actually the first half would have looked very good.

                MR. ROLLEN:  I think that answers your two questions.

                Then we have a question regarding approvals in the U.S.

                Will we need formal approval for the acquisition from the SEC?

                And then we have a question regarding the supplies to Sokkia via the Point collaboration.

                And I can only state that from Hexagon’s side, our intention is that we will continue to supply Sokkia point.

                I don’t know if you want to underline that as well, John.

                MR. LADD:  Well, we have already been in very preliminary conversation with Sokkia.  We couldn’t talk to them prior to the announcement of this deal, but we have a joint venture question with Sokkia, and I think it’s a very important point for people to realize that we weren’t purchased by Leica.

                I think especially a lot of people in the U.S. markets sort of see Leica and Hexagon as being very, very closely related, and of course Hexagon owns Leica.  But in terms of strategic business going forward, it’s important to realize that we were acquired by Hexagon, and, you know, we plan to continue our business as usual.

                There will be a certain amount of arm’s length, sort of structure to the deal in the relationship with Hexagon, and it’s actually going to give us more technical differentiation, we believe more investments, more opportunities.  And we believe that we really are not going to lose many, if any, of our customers based on this announcement.  And we have every intention of continuing to support point end Sokkia, even after the result of this acquisition by Hexagon.

                MR. ROLLEN:  Then we have a question again from Bjorn Enarson at Carnegie, “Will your agriculture control exposure change following this acquisition?  I have NovAtel an exposure toward variants where Hexagon has a less dominant role” agricultural, etc.  And that’s absolutely true.  I think agriculture is an area where we could grow jointly in a more rapid way.

                MR. LADD:  I agree 100 percent.

                MR. ROLLEN:  And then we have a question, “In the press release with regard to the convert, you mention that you acquire 19.9 percent of the shares in private placement.  In the same paragraph you say that Hexagon will only own 16.6 percent of outstanding shares.  How does this work?”

                Well, it’s quite simple actually.  You buy 19.9 percent of the outstanding shares, so that would mean a hundred of outstanding, and that means that the new base is 119.9 percent that you divide 19.9 with.  And if you divide 19.9 with 119.9, you arrive at 16.6.

                That’s the way we should read it.

                “Could you tell us who the competition is; what kind of margins do you expect within the activities; do you have room for more acquisitions?”

                And this is Felix Sohn (phonetically) from France.

                Well, competition is both VOM, but it is also smaller players within the GNS.  And then I guess you have distant competitors that are not really true competitors such as Magellan and Gardner and other more consumer-oriented players.  And if you go to slide 6 in our presentation you will find them at the bottom left-hand corner.

                We expect similar margins as NovAtel has produced so far from this business.  It’s a nice high margin business.

                Do we have room for more acquisitions?  Absolutely.  We expect our headroom to be reduced to 2 & 1/2 billion Swedish kronas after this acquisition, which should be plentiful to continue with our acquisition activities of this year.

                The next question is, “Are there any R&Ds in this?”

                Yes, there are R&Ds synergies in this, but not cost synergies.  This is not about reducing manning and saving costs.  The only costs savings we estimated by the merger is the listing cost for NovAtel, which is approximately 2 million Canadian dollars.  The synergies will be more on the revenue side being able to grow faster than we are doing today.

                Then we have another question from Alessandro Moretti in Italy.

                “Has the company been subject to a better offer, and do you expect any antitrust issues?”

                Mr. Ladd: “I can answer that.  NovAtel has not been shopped, and based on our visibility we do not think there will be any antitrust issues.”

                Shall we look at question — All right, there are no further questions from the internet.

                So thank you everyone for listening in and goodbye.

                (Time noted 10:09 a.m.)